UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the second quarter ended October 15, 2006

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|      Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 21 , 2006
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard announces its results for the second quarter of fiscal 2007
Record revenues, margins and net earnings
Further expansion of the North American network

  Net earnings amounted to US$74.7 million or US$0.37 per share (US$0.36 on a diluted basis), an increase of US$19.2 million or 34.6% for the second quarter ended October 15, 2006.

  Revenues grew by 15.4% or US$367.8 million, to US$2.76 billion.

  The consolidated merchandise and service gross margin reached 34.1%, an appreciation of 1.0%.

  The Company presents an excellent financial position as at October 15, 2006, with cash of US$140.9 million, shareholders’ equity of US$1.07 billion and a net interest-bearing debt to total capitalization ratio of 0.27:1 (1).

  Increase in the quarterly dividend from $0.025 per share to $0.03 per share on Class A multiple voting shares and on Class B subordinate voting shares.

  Network expansion: through acquisitions and constructions, during the second quarter, Couche-Tard added 157 stores (87 Company-operated and 70 affiliated stores) to its network and closed 67 sites, bringing the total number of stores to 5,204 as at October 15, 2006. The IMPACT program was implemented in 119 stores in the second quarter – bringing the total to 158 sites since the beginning of fiscal 2007.

ATD.A, ATD.B / TSX

Laval, November 21, 2006 — Alimentation Couche-Tard Inc. (Couche-Tard) announces its results for the second quarter and the first half of fiscal 2007 which correspond to the 12-week and 24-week periods ended October 15, 2006.

"We achieved an excellent second quarter. We are pleased with our results, with the implementation of our IMPACT program and with our network developments, mainly driven by our acquisitions. First, I would like to point to the sustained improvement in our merchandise and service gross margins – which grew by 0.9% to 33.7% in the U.S. and by 1.4% to 35.0% in Canada, reflecting the benefits of our IMPACT program and of good purchasing conditions. Same-store merchandise revenues were also satisfactory, especially since last year we benefited from aggressive promotional campaigns in some markets, much more favorable weather conditions and an exceptional increase in revenues following the hurricanes in Florida and Gulf Coast Region last year. As for motor fuel, in Canada, the sharp decline in retail pump prices during the quarter led to a reduction in the second-quarter gross margin, whereas in the U.S., the motor fuel volume grew by 23.4%, reflecting the contribution of the stores acquired from Spectrum and the success of selective pricing strategies in some of our divisions. As for the U.S. motor fuel gross margin per gallon, it increased substantially by 21.6% in the second quarter. However, as we have already stated, the volatility in margins tends to stabilize on an annual basis," indicated Alain Bouchard, Chairman of the Board, President and Chief Executive Officer.

____________________________
(1) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Exchange Rate Data

The Company’s US dollar consolidated reporting currency provides shareholders with more relevant information giving consideration to the predominance of Couche-Tard’s operations in the United States and its US dollar denominated debt.

The following table provides information about exchange rates based upon the Bank of Canada closing rates expressed in US dollars per Cdn$1.00:

	12-week periods ended		24-week periods ended
	October 15, 2006	October 9, 2005	October 15, 2006	October 9, 2005
Average for the period (1)	0.8917	0.8365	0.8941	0.8200
Period end	0.8792	0.8508	0.8792	0.8508

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Highlights of the Second Quarter of Fiscal 2007

Business acquisitions

On October 4, 2006, Couche-Tard finalized with Holland Oil Company, the acquisition of a network of 56 Company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Of these 56 stores, two were closed on the day of the acquisition.

On August 21, 2006, Couche-Tard finalized with Moore Oil Company LLC, the acquisition of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, 11 will be operated by the Company and 13 will be operated by independent store operators.

These transactions were carried out for a cash consideration of $103.7 million, including inventories and related expenses.

Contractual agreements

On October 9, 2006, in order to manage its renewal risk for certain leased stores, Couche-Tard committed towards two of its landlords to acquire 52 properties on which the Company is currently operating an equivalent number of stores and for which the Company is committed under operating-leases. The amount of the transaction will be of approximately $61.0 million.

On October 5, 2006, Couche-Tard signed agreements with Shell Oil Products US and its affiliate, Motiva Enterprises LLC, to acquire a network of 236 stores operating under the Shell banner in the regions of Bâton Rouge, Denver, Memphis, Orlando, Tampa as well as in Southwest Florida, United States. Of the 236 stores, 175 are company-operated, 49 are operated by independent store operators and 12 have a motor fuel supply agreement. If the transaction is completed as expected in December 2006, Couche-Tard anticipates that these stores will contribute to its operating income on an annual basis. The transaction amount will be determined on closing.

On August 25, 2006, Couche-Tard signed an agreement with Shell Oil Products US to lease and operate 31 stores in the Chicago metropolitan area, Illinois, United States. The 31 stores will be re-imaged under the Circle K banner and will continue to sell Shell motor fuel.

Growth of the Store Network

	12-week period ended October 15, 2006			24-week period ended October 15, 2006
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total
Number of stores, beginning of period	3,716	1,398	5,114	3,632	1,351	4,983
Acquired	67	13	80	157	13	170
Opened / built	20	57	77	28	110	138
Closed	(21)	(46)	(67)	(32)	(55)	(87)
Converted into affiliated stores	(2)	2	-	(5)	5	-
Number of stores, end of period	3,780	1,424	5,204	3,780	1,424	5,204

Deployment of the IMPACT program

During the second quarter, Couche-Tard implemented its IMPACT program in 119 Company-operated stores, bringing its annual total to 158. As a result, 49.3% of its Company-operated stores have now been converted to its IMPACT program, which gives it considerable flexibility for future internal growth.

New credit facility

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and revolving credit facilities. The new credit agreement consists of a renewable unsecured credit facility of a maximum amount of $500.0 million with an initial term of five years that can be extended each year to its initial five-year term at the request of the Company and with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0 million, also with the lenders consent.

Franchises and licenses

During the second quarter, Couche-Tard was informed by SSP Partners, owner of 318 stores operating under the Circle K banner in Texas, of their decision not to renew their license agreement. The parties could not agree on renewal terms. The current agreement expires on November 26, 2006. The impact on the Company’s financial position and operating results will not be significant.

Dividends

On July 31, 2006, Couche-Tard paid out the dividend declared in the fourth quarter of fiscal 2006. In addition, in line with the Company’s dividend policy, the Board of Directors declared and approved a quarterly dividend of Cdn$0.025 per share for the first quarter of 2007, which was paid on September 18, 2006. With the aim to maintain the return on investment to the shareholders, the Board of Directors has adjusted upward the quarterly dividend to Cdn$0.03 per share from Cdn$0.025 per share for Class A multiple voting shares and for Class B subordinate voting shares and approved its payment for December 8, 2006.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard’s operations for the 12-week and 24-week periods ended October 15, 2006 and October 9, 2005:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			24-week periods ended
	October 15,	October 9,	Change	October 15,	October 9,	Change
	2006	2005	%	2006	2005	%
Statement of Operations Data:
Merchandise and service revenues (1):
United States	704.5	646.6	9.0	1,410.0	1,299.9	8.5
Canada	371.4	343.8	8.0	759.1	681.2	11.4
Total merchandise and service revenues	1,075.9	990.4	8.6	2,169.1	1,981.1	9.5
Motor fuel revenues:
United States	1,451.8	1,182.5	22.8	2,972.5	2,192.4	35.6
Canada	232.0	219.0	5.9	475.2	400.7	18.6
Total motor fuel revenues	1,683.8	1,401.5	20.1	3,447.7	2,593.1	33.0
Total revenues	2,759.7	2,391.9	15.4	5,616.8	4,574.2	22.8
Merchandise and service gross profit (1):
United States	237.1	212.3	11.7	474.3	425.2	11.5
Canada	130.0	115.4	12.7	265.4	230.4	15.2
Total merchandise and service gross profit	367.1	327.7	12.0	739.7	655.6	12.8
Motor fuel gross profit:
United States	112.3	75.6	48.5	182.6	143.2	27.5
Canada	12.9	17.5	(26.3)	28.3	30.8	(8.1)
Total motor fuel gross profit	125.2	93.1	34.5	210.9	174.0	21.2
Total gross profit	492.3	420.8	17.0	950.6	829.6	14.6
Operating, selling, administrative and general expenses	343.1	305.2	12.4	682.5	603.2	13.1
Depreciation and amortization of property and equipment and other assets	28.3	24.0	17.9	56.1	46.7	20.1
Operating income	120.9	91.6	32.0	212.0	179.7	18.0
Net earnings	74.7	55.5	34.6	119.3	109.6	8.9
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	34.1%	33.1%	1.0	34.1%	33.1%	1.0
United States	33.7%	32.8%	0.9	33.6%	32.7%	0.9
Canada	35.0%	33.6%	1.4	35.0%	33.8%	1.2
Growth of same-store merchandise revenues (2) (3):
United States	2.5%	5.9%		3.5%	5.7%
Canada	0.9%	4.4%		1.8%	4.8%
Motor fuel gross margin:
United States (cents per gallon) (3)	20.73	17.05	21.6	17.25	15.94	8.2
Canada (Cdn cents per litre)	3.88	6.02	(35.5)	4.31	5.39	(20.0)
Volume of motor fuel sold (4):
United States (millions of gallons)	561.3	454.8	23.4	1,096.2	922.2	18.9
Canada (millions of litres)	371.8	347.4	7.0	733.4	695.4	5.5
Growth of same-store motor fuel volume (3):
United States	7.2%	2.2%		5.4%	6.2%
Canada	5.7%	0.9%		4.5%	3.3%
Per-Share Data:
Basic net earnings per share (dollars per share)	0.37	0.27	37.0	0.59	0.54	9.3
Diluted net earnings per share (dollars per share)	0.36	0.27	33.3	0.57	0.53	7.5

	October 15,	April 30,	Change
	2006	2006	$
Financial position:
Total assets	2,442.9	2,369.2	73.7
Interest-bearing debt	537.4	524.1	13.3
Shareholders’ equity	1,071.1	966.0	105.1
Ratios:
Net interest-bearing debt/total capitalization (5)	0.27:1	0.15:1
Net interest-bearing debt/EBITDA (6)	0.81:1(7)	0.39:1
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For Company-operated stores only.
(4)	Includes volumes of franchisees and dealers.
(5)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(6)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(7)	This ratio is standardized over one year. It includes the results of the first and second quarters for the fiscal year that will end April 29, 2007 as well as the results of the third and fourth quarters of the fiscal year ended April 30, 2006.

Analysis of Consolidated Results and Financial Position for the Second Quarter and the First Six Months of 2007

Operating Results

Revenues amounted to $2.8 billion for the 12-week period ended October 15, 2006, up $367.8 million, an increase of 15.4%. For the first six-month period, revenues totaled $5.6 billion, representing an increase of $1.0 billion or 22.8%.

For the second quarter of fiscal 2007, the growth of merchandise and service revenues was $85.5 million or 8.6%, of which $23.6 million was generated by the stores acquired from Spectrum and $23.0 million was related to a 6.6% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, in the United States, same-store merchandise revenues were up 2.5% while they were up 0.9% in Canada. The same-store merchandise revenues in the United States sustained this year the turnaround effects of outstanding sales, which were realized in many stores located in Florida and in the Gulf Coast Region following the passage of two hurricanes last year. In Canada, the Company’s growth has sustained the negative impact of poor weather conditions experienced in the Central and Eastern regions this fiscal year as opposed to a nicer weather last year. Furthermore, in the United States and in Canada, some divisions had implemented aggressive promotional programs in the second quarter of fiscal 2006. Moreover, Couche-Tard continues to benefit from its pricing and product mix strategies, as well as the ongoing implementation of its IMPACT program throughout its network.

For the first six months of fiscal 2007, the growth in merchandise and service revenues stood at $188.0 million or 9.5%, of which $63.0 million was related to the 9.0% appreciation of the Canadian dollar and $35.3 million was generated by the store acquired from Spectrum. Additionally, the growth of same-store merchandise revenues was 3.5% in the United States while it was 1.8% in Canada.

For the second quarter of 2007, motor fuel revenues increased $282.3 million or 20.1%. The stores Couche-Tard acquired from Spectrum contributed $74.2 million of this growth, while the appreciation of the Canadian dollar accounted for $14.8 million of the increase. These factors were partially offset by the negative impact of $19.8 million created by the decrease of the average retail price at the pump. The following table shows the average retail pump prices observed over the past 12 months, commencing with the third quarter of the year ended April 30, 2006:

					Weighted
Quarter	3rd	4th	1st	2nd	average
53-week period ended October 15, 2006
United States (US dollars per gallon)	2.33	2.30	2.86	2.61	2.52
Canada (Cdn cents per litre)	84.61	88.63	96.08	89.87	89.49
52-week period ended October 9, 2005
United States (US dollars per gallon)	1.91	2.07	2.18	2.62	2.18
Canada (Cdn cents per litre)	73.79	78.60	82.79	95.65	82.30

For internal growth, in the United States, the growth of same-store motor fuel volume for the second quarter of fiscal 2007 was 7.2% compared with 5.7% in Canada. The growth in the United States was mainly reflected by the Company’s selective pricing strategies implemented in certain areas to increase sales volume. However, it was also partially offset by the volatile nature of the motor fuel business and by strong competition in some regions. In Canada, the growth was mainly a result of the strong economy in the Western regions combined with the CAA program implemented in Quebec, and the positive customer response in the Central regions to the rebranding of several motor fuel locations, which are now operating under the Mac’s banner.

For the first six months ended October 15, 2006, motor fuel revenues climbed $854.6 million or 33.0%, of which $320.8 million is due to the increase in pump prices. The stores acquired from Spectrum have contributed for $115.3 million of the increase, while the appreciation of the Canadian dollar resulted in an increase of $39.6 million. As well, the growth in same-store motor fuel volume was 5.4% in the United States compared with 4.5% in Canada for similar reasons as described above.

During the 12-week period ended October 15, 2006, the merchandise and service gross margin was 34.1%, up from 33.1% in the same quarter of fiscal 2006. In the United States, the gross margin was 33.7%, up from 32.8% last year. In Canada, it was 35.0% compared with 33.6%. In both the U.S. and Canadian markets, the impact of improvements in purchasing terms, changes in the product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of the Company’s IMPACT program in an increasing number of its stores, are all reasons behind the increase in gross margin.

For the first six months of the current fiscal year, the merchandise and service gross margin also reached 34.1%, up from 33.1% for the same period of the previous fiscal year. Due to the above-mentioned factors, gross margin in the United States was 33.6%, up from 32.7%, whereas in Canada, it stood at 35.0% compared with 33.8%, which represents a significant increase of 1.2%.

For the second quarter of the current fiscal year, the motor fuel gross margin for the Company-operated stores in the United States increased substantially to 20.73¢ per gallon compared with 17.05¢ per gallon in the corresponding quarter of the previous fiscal year. In Canada, it fell to Cdn3.88¢ per litre compared with Cdn6.02¢ per litre last year.

For the first six months of the current year, the U.S. motor fuel gross margin increased to 17.25¢ per gallon compared with 15.94¢ per gallon for the corresponding period of the fiscal year ended April 30, 2006. In Canada, the gross margin decreased to Cdn4.31¢ per litre compared with Cdn5.39¢ per litre. As stated in previous quarters, the volatility in margins from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of the Company-operated stores in the United States for the last four quarters, commencing with the third quarter of the fiscal year ended April 30, 2006:

(US cents per gallon)
					Weighted
Quarter	3rd	4th	1st	2nd	average
53-week period ended October 15, 2006
Before deduction of electronic payment modes related expense	17.63	10.96	13.60	20.73	15.82
After deduction of electronic payment modes related expense	14.39	7.65	9.78	16.96	12.30
52-week period ended October 9, 2005
Before deduction of electronic payment modes related expense	16.30	11.26	14.86	17.05	14.96
After deduction of electronic payment modes related expense	13.61	8.51	11.88	13.55	12.00

Operating, selling, administrative and general expenses increased 1.0% as a percentage of merchandise and service revenues for the 12 and 24-week period ended October 15, 2006. These costs were significantly affected by higher salaries, which in part are due to a labor shortage in certain regions, by the increase in public utility expenses and finally, by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales.

Depreciation and amortization of property and equipment and other assets increased primarily because of investments made over the past year through acquisitions and the ongoing implementation of the IMPACT program in the Company’s network.

Financial expenses were up $1.0 million for the second quarter of the current year compared with the quarter ended October 9, 2005. The change is mainly due to higher interest rates and a negative variance of $0.6 million related to the interest rate swaps, offset by $1.1 million in interest income generated from the investing of excess cash as well as by the drop in average borrowing for this quarter. Over the first six months of the current year, financial expenses rose $2.3 million compared with the first six months of fiscal 2006. Once again, this increase is due primarily to higher interest rates and a negative variance of $1.8 million for fiscal 2007 related to our interest rate swaps offset by $3.3 million in interest income.

Following the Government of Quebec’s adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Taxation Act, Couche-Tard posted a $9.9 million unusual retroactive income tax expense in the first quarter of this fiscal year. Excluding this element, the effective income tax rate for this six-month period was 33.7%, which is similar to 33.6% observed for the first half of fiscal 2006.

Couche-Tard closed the second quarter of 2007 with a $19.2 million increase in net earnings for a total of $74.7 million, resulting in per-share earnings of $0.37 or $0.36 on a diluted basis. The net earnings for this quarter were affected by factors over which the Company has little control:

(In millions of US dollars)	12-week period ended October 15, 2006

Second quarter net earnings as reported	74.7

Positive impact related to the increase in motor fuel margin, after taxes (1)	(8.8)

Negative impact due to the increase in expenses related to electronic payment modes, after taxes (2)	3.3

Positive impact related to changes in the exchange rate, after taxes (3)	(1.7)

Adjusted net earnings for the second quarter (4)	67.5
(1)	Increase in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(2)	Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(3)	Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4)	These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for this quarter would have amounted to $67.5 million, or $0.32 per share on a diluted basis, which represents an increase of 21.6%, compared with the net earnings for the quarter ended October 9, 2005.

Couche-Tard closed the first six-month period of fiscal 2007 with earnings of $119.3 million, which equals to $0.59 per share or $0.57 per share on a diluted basis. However, the net earnings for this period were affected by factors over which the Company has little control:

(In millions of US dollars)	24-week period ended October 15, 2006

Net earnings for first six-month period as reported	119.3

Negative impact related to Bill 15	9.9

Negative impact due to the increase in expenses related to electronic payment modes, after taxes (1)	7.0

Positive impact related to the increase in the motor fuel margin, after taxes (2)	(4.8)

Positive impact related to changes in the exchange rate, after taxes (3)	(2.8)

Adjusted net earnings for the first six-month period (4)	128.6
(1)	Related to the increase in the retail price of motor fuel and the volume of motor fuel sold.
(2)	Increase in the motor fuel gross margin in our Company-operated stores, excluding volume effect.
(3)	Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(4)	that the information is a relevant addition to the information published according to Canadian GAAP.

Thus, by taking these factors into account, net earnings for the first six months of fiscal 2007 would have amounted to $128.6 million, or $0.62 per share on a diluted basis, which represents an increase of 17.3%, compared with the net earnings for the six-month period ended October 9, 2005.

Liquidity and Capital Resources

Couche-Tard’s capital expenditures and acquisitions realized during the last six-month period of the current year were mainly financed using the Company’s excess cash. In the future, Couche-Tard is confident that it will be able to finance these capital expenditures and acquisitions through a combination of its cash flows from operating activities, additional debt, monetization of its real estate portfolio and, as a last resort, by share issuance.

As at October 15, 2006, $180.2 million was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$1.0 million and of $15.5 million were used for standby letters of credit.

Selected Consolidated Cash Flow Information

	12-week periods ended			24-week periods ended
	October 15,	October 9,		October 15,	October 9,
	2006	2005	Change	2006	2005	Change
Operating activities
Cash flows (1)	105.4	80.1	25.3	181.1	158.5	22.6
Other	(63.3)	75.1	(138.4)	(46.2)	55.6	(101.8)
Net cash provided by operating activities	42.1	155.2	(113.1)	134.9	214.1	(79.2)
Investing activities
Business acquisitions	(103.8)	-	(103.8)	(243.7)	-	(243.7)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(50.2)	(42.7)	(7.5)	(78.2)	(75.1)	(3.1)
Proceeds from sale and leaseback transactions	1.0	1.9	(0.9)	6.2	18.7	(12.5)
Other	(5.2)	(2.0)	(3.2)	(13.4)	(2.3)	(11.1)
Net cash used in investing activities	(158.2)	(42.8)	(115.4)	(329.1)	(58.7)	(270.4)
Financing activities
Increase in long-term borrowing, net of financial expenses	180.1	-	180.1	180.1	-	180.1
Repayment of long-term debt	(164.9)	(1.4)	(163.5)	(166.8)	(3.0)	(163.8)
Dividends paid	(9.0)	-	(9.0)	(9.0)	-	(9.0)
Issuance of shares, net of share issue expenses	0.5	-	0.5	0.5	0.2	0.3
Net cash used in financing activities	6.7	(1.4)	8.1	4.8	(2.8)	7.6
Company credit rating
Standard and Poor’s	BB	BB-		BB	BB-
Moody’s	Ba1	Ba2		Ba1	Ba2

(1)   These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the first six months of the current year, the cash used in other activities is related to the variance in the Company’s non-cash working capital, which results primarily from the significant drop in accounts payable, due mainly to the seasonal nature of our business, the increase in accounts receivable, offset by the increase in income taxes payable.

Investing activities

Couche-Tard’s major investments realized during this quarter were the acquisitions of the Holland Oil, Close to Home and Stop-n-Save stores. With respect to the first six-month period of fiscal 2007, these acquisitions are combined with the acquisition of the Spectrum stores carried out in the first quarter of this fiscal year. Capital expenditures are primarily related to the ongoing implementation of the IMPACT program throughout the Company’s network, new constructions, as well as the replacement of equipment in some stores to enhance the offering of products and services.

Financing activities

This second quarter was affected by the refinancing of the Company’s credit facilities, which resulted in a net increase of $15.2 million in its long-term debt due to its investments. Couche-Tard also paid out $9.0 million in dividends.

Financial Position

As demonstrated by the Company’s indebtedness ratios included in the "Selected Consolidated Financial Information" section and by its cash flows, Couche-Tard has an excellent financial position.

The increase in the Company’s total assets is mainly attributable to the increase of $161.1 million in its property and equipment, to the $27.1 million increase in its inventories and to the $74.3 million increase in its goodwill. These increases are primarily the result of the acquisitions of this first half. All these items were offset by the $190.6 million decrease in the Company’s cash and cash equivalents, also attributable to the acquisitions.

Summary of Quarterly Results

(In millions of US dollars, except for per share data, unaudited)	Fiscal 2007		Fiscal 2006				Fiscal 2005
Quarter	2nd	1st	4th	3rd	2nd	1st	4th	3rd
								Restated
Weeks	12	12	13	16	12	12	12	16
Revenues	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7	2,400.2
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	149.2	118.9	84.0	128.2	115.6	110.8	68.7	92.6
Depreciation and amortization of property and equipment and other assets	28.3	27.8	26.8	33.4	24.0	22.7	21.6	26.4
Operating income	120.9	91.1	57.2	94.8	91.6	88.1	47.1	66.2
Financial expenses	8.5	8.5	8.5	10.8	7.5	7.2	7.4	10.3
Net earnings	74.7	44.6	32.1	54.5	55.5	54.1	32.5	36.3
Net earnings per share
Basic	$0.37	$0.22	$0.16	$0.27	$0.27	$0.27	$0.16	$0.18
Diluted	$0.36	$0.21	$0.15	$0.26	$0.27	$0.26	$0.16	$0.18

Subsequent Events

Acquisitions

On October 30, 2006, Couche-Tard purchased, from Sparky’s Oil Company, 24 company-operated stores operating under the Sparky’s banner in West Central Florida, United States.

Credit facility

On November 15, 2006, Couche-Tard increased by $150.0 million the maximal amount of its revolving operating credit in preparation for future acquisitions, including the 236 stores from Shell.

Miscellaneous

In order to maximize productivity and in view of future growth, Couche-Tard favors the operation of a network comprised of approximately 600 company operated-stores. Therefore, the company has decided to split the U.S. Midwest business unit into two divisions. Thus, the newly created Great Lakes division will operate in Ohio, Michigan and Pennsylvania. The U.S. Midwest business unit will be responsible for operations in Kentucky, Indiana, Illinois and Iowa. This decision will take effect on December 1, 2006.

Outlook

"Considering the number of acquisition opportunities in which we have taken part of in the last months and those envisaged going forward, and taking into account the time and effort of our development and technical services teams in such projects, the objective of the IMPACT renovation program has been reduced to approximately 400 stores for the current year. During the second half year, we will benefit from the impact of our new acquisitions while taking advantage of other expansion opportunities in strategic markets in North America. We are confident the Company will maintain satisfactory growth and achieve solid results in upcoming periods," concluded Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard, which mainly operates under the Couche-Tard, Mac’s and Circle K trademarks, is the third largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 5,204 convenience stores, 3,235 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada covering seven provinces and territories and five which cover 23 American states. Approximately 38,000 people work at Couche-Tard's executive offices and throughout the network in North America.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on November 21, 2006 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-733-7571 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Tuesday, November 21, 2006 from 4:30 p.m. until Tuesday, November 28, 2006 at 11:59 p.m. by dialing 1-877-289-8525 — access code 21209982 followed by the # key. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		24 weeks
For the periods ended	October 15,	October 9,	October 15,	October 9,
	2006	2005	2006	2005

	$	$	$	$
Revenues	2,759.7	2,391.9	5,616.8	4,574.2
Cost of sales	2,267.4	1,971.1	4,666.2	3,744.6
Gross profit	492.3	420.8	950.6	829.6

Operating, selling, administrative and general expenses	343.1	305.2	682.5	603.2

Depreciation and amortization of property and equipment and otherassets	28.3	24.0	56.1	46.7
	371.4	329.2	738.6	649.9
Operating income	120.9	91.6	212.0	179.7
Financial expenses	8.5	7.5	17.0	14.7
Earnings before income taxes	112.4	84.1	195.0	165.0
Income taxes (Note 4)	37.7	28.6	75.7	55.4
Net earnings	74.7	55.5	119.3	109.6

Net earnings per share (Note 5)
Basic	0.37	0.27	0.59	0.54
Diluted	0.36	0.27	0.57	0.53
Weighted average number of shares (in thousands)	202,076	202,036	202,058	202,021
Weighted average number of shares – diluted (in thousands)	208,027	207,510	208,076	207,308
Number of shares outstanding at end of period (in thousands)	202,146	202,036	202,146	202,036

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 24-week periods ended			October 15,	October 9,
			2006	2005
			$	$
Balance, beginning of period			9.4	5.6
Stock-based compensation (Note 7)			1.7	1.9
Fair value of stock options exercised			(0.1)	-
Balance, end of period			11.0	7.5

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 24-week periods ended			October 15,	October 9,
			2006	2005
			$	$
Balance, beginning of period			505.0	317.5
Net earnings			119.3	109.6
			624.3	427.1
Dividends			(9.0)	-
Balance, end of period			615.3	427.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks		24 weeks
For the periods ended	October 15,	October 9,	October 15,	October 9,
	2006	2005	2006	2005
	$	$	$	$
Operating activities
Net earnings	74.7	55.5	119.3	109.6
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	25.1	23.1	50.1	44.0
Future income taxes	4.6	4.4	8.7	6.8
Loss (gain) on disposal of property and equipment and other assets	1.0	(2.9)	3.0	(1.9)
Deferred credits	2.0	4.0	7.0	6.2
Other	3.0	(2.1)	6.7	(1.9)
Changes in non-cash working capital	(68.3)	73.2	(59.9)	51.3
Net cash provided by operating activities	42.1	155.2	134.9	214.1

Investing activities
Business acquisitions (Note 3)	(103.8)	-	(243.7)	-
Purchase of property and equipment	(51.0)	(50.2)	(82.2)	(83.3)
Deposit on business acquisition	(14.0)	-	(14.0)	-
Temporary investments	12.3	-	12.3	-
Increase in other assets	(3.5)	(2.0)	(6.7)	(2.3)
Proceeds from sale and leaseback transactions	1.0	1.9	6.2	18.7
Proceeds from disposal of property and equipment and other assets	0.8	7.5	4.0	8.2
Liabilities assumed on business acquisitions	-	-	(5.0)	-
Net cash used in investing activities	(158.2)	(42.8)	(329.1)	(58.7)

Financing activities
Increase in long-term debt, net of financing costs (Note 2)	180.1	-	180.1	-
Repayment of long-term debt (Note 2)	(164.9)	(1.4)	(166.8)	(3.0)
Dividends paid	(9.0)	-	(9.0)	-
Issuance of shares, net of share issue expenses	0.5	-	0.5	0.2
Net cash provided by (used in) financing activities	6.7	(1.4)	4.8	(2.8)
Effect of exchange rate fluctuations on cash and cash equivalents	0.5	3.0	(1.2)	3.5
Net (decrease) increase in cash and cash equivalents	(108.9)	114.0	(190.6)	156.1
Cash and cash equivalents, beginning of period	249.8	294.8	331.5	252.7
Cash and cash equivalents, end of period	140.9	408.8	140.9	408.8

Supplemental information:
Interest paid	3.5	2.6	20.6	16.3
Income taxes paid	21.6	8.1	25.3	12.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at October 15,	As at April 30,
	2006	2006
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	140.9	331.5
Temporary investments	8.9	21.4
Accounts receivable	178.7	153.0
Income taxes receivable	-	0.7
Inventories	349.4	322.3
Prepaid expenses	15.3	15.2
Future income taxes	14.3	18.9
	707.5	863.0
Property and equipment	1,175.2	1,014.1
Goodwill	320.1	245.8
Trademarks and licenses	168.1	175.4
Deferred charges	25.9	28.2
Other assets	45.3	42.1
Future income taxes	0.8	0.6
	2,442.9	2,369.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	596.7	681.8
Income taxes payable	49.3	-
Current portion of long-term debt	0.6	8.0
Future income taxes	0.1	0.1
	646.7	689.9
Long-term debt	536.8	516.1
Deferred credits and other liabilities	133.8	127.2
Future income taxes	54.5	70.0
	1,371.8	1,403.2

Shareholders' equity
Capital stock	351.5	351.0
Contributed surplus	11.0	9.4
Retained earnings	615.3	505.0
Cumulative translation adjustments	93.3	100.6
	1,071.1	966.0
	2,442.9	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first quarter of each fiscal year, which includes summer’s sales.

2. LONG-TERM DEBT

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and revolving credit facilities.

The new credit agreement consists of a renewable unsecured facility of a maximum amount of $500.0 with an initial term of five years that could be extended each year to its initial five-year term at the request of the Company with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. The credit facility is available in the following forms:

r	A revolving operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers’ acceptances, with stamping fees that vary based on a financial ratio of the Company and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with fees that vary based on a financial ratio of the Company. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker’s acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a financial ratio of the Company; and
r	A line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin determined according to a financial ratio of the Company.

Stand-by fees, which vary based on a financial ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Under the new credit agreement, the Company must meet certain commitments and maintain certain financial ratios. The agreement also imposes certain restrictions on the Company.

Following the conclusion of the new credit agreement, the $16.9 Secured Term Loan "A" and the $146.2 Secured Term Loan "B" were reimbursed in full.

As at October 15, 2006, an amount of $180.2 was used under the revolving operating credit and the effective interest rate was 5.88%. In addition, Cdn$1.0 and $15.5 were used for standby letters of credit. Finally, as at the same date, the Company was in compliance with the restrictive clauses and ratios imposed by the credit agreement.

3. BUSINESS ACQUISITIONS

During the 24-week period ended October 15, 2006, the Company made the following business acquisitions:

r	Effective October 4, 2006: from Holland Oil Company, purchase of 56 Company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;
r	Effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 will be operated by the Company and 13 will be operated by independent store operators.
r	Effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 Company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

These acquisitions were settled for a total cash consideration of $243.7, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

allocations are subject to material adjustments to the fair value of the assets and liabilities should new information become available. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Assets acquired
Inventories	15.7
Property and equipment	158.2
Other assets	1.5
Total assets	175.4
Liabilities assumed
Accounts payable and accrued liabilities	2.7
Deferred credits and other liabilities	3.1
Total liabilities	5.8
Net tangible assets acquired	169.6
Trademark	0.4
Goodwill	73.7
Total consideration paid, including direct acquisition costs	243.7

Most of the goodwill related to these transactions is deductible for tax purposes.

4. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

5. NET EARNINGS PER SHARE

	12-week period			12-week period
	ended October 15, 2006			ended October 9, 2005

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	74.7	202,076	0.37	55.5	202,036	0.27

Dilutive effect of stock options		5,951	(0.01)		5,474	-
Diluted net earnings available for
Class A and B shareholders	74.7	208,027	0.36	55.5	207,510	0.27

	24-week period			24-week period
	ended October 15, 2006			ended October 9, 2005

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	119.3	202,058	0.59	109.6	202,021	0.54

Dilutive effect of stock options		6,018	(0.02)		5,287	(0.01)
Diluted net earnings available for
Class A and B shareholders	119.3	208,076	0.57	109.6	207,308	0.53

A total of 229,240 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 24-week periods ended October 15, 2006. There are 894,100 stock options excluded from the calculation for the 12 and 24-week periods ended October 9, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

6. CAPITAL STOCK

As at October 15, 2006, the Company has 56,185,812 (56,594,692 as at October 9, 2005) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 145,960,182 (145,441,210 as at October 9, 2005) outstanding Class B subordinate voting shares each comprising one vote per share.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at October 15, 2006, 9,194,320 (9,140,600 as at October 9, 2005) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until May 19, 2016, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Two series of stock options totaling 60,600 stock options at exercise prices of Cdn$25.09 and Cdn$25.71 were granted since the beginning of the fiscal year.

For the 12 and 24-week periods ended October 15, 2006, the stock-based compensation costs amount to $0.7 and $1.7, respectively. For the 12 and 24-week periods ended October 9, 2005, the stock-based compensation costs amount to $0.7 and $1.9, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

r	risk-free interest rate of 4.37%;
r	expected life of 8 years;
r	expected volatility of 35%;
r	expected quarterly dividend Cdn$0.025 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.70 (Cdn$8.24 as at October 9, 2005). A description of the Company’s stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

8. EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 15, 2006, the Company’s total net pension expense included in consolidated statements of earnings amounts to $1.2 and $2.4, respectively. For the corresponding 12 and 24-week periods ended October 9, 2005, the expense is $1.1 and $2.1, respectively. The Company’s pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

9. SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended October 15, 2006			ended October 9, 2005
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	704.5	371.4	1,075.9	646.6	343.8	990.4
Motor fuel	1,451.8	232.0	1,683.8	1,182.5	219.0	1,401.5
	2,156.3	603.4	2,759.7	1,829.1	562.8	2,391.9
Gross Profit
Merchandise and services	237.1	130.0	367.1	212.3	115.4	327.7
Motor fuel	112.3	12.9	125.2	75.6	17.5	93.1
	349.4	142.9	492.3	287.9	132.9	420.8
Property and equipment and
goodwill (a)	1,050.6	444.7	1,495.3	643.3	426.5	1,069.8

	24-week period			24-week period
	ended October 15, 2006			ended October 9, 2005
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	1,410.0	759.1	2,169.1	1,299.9	681.2	1,981.1
Motor fuel	2,972.5	475.2	3,447.7	2,192.4	400.7	2,593.1
	4,382.5	1,234.3	5,616.8	3,492.3	1,081.9	4,574.2
Gross Profit
Merchandise and services	474.3	265.4	739.7	425.2	230.4	655.6
Motor fuel	182.6	28.3	210.9	143.2	30.8	174.0
	656.9	293.7	950.6	568.4	261.2	829.6

(a)    Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. HURRICANES

During fiscal year 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company’s sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $17.5, which will result in a net claim of about $13.4. The net book value of the damaged assets is lower than the net claim. As at October 15, 2006, the Company has received $3.8 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

11. CONTRACTUAL AGREEMENT

Acquisition of property and equipment

On October 9, 2006, the Company has committed towards two of its landlords to acquire 52 properties on which it is currently operating an equivalent number of stores and for which it is committed under an operating-lease. The amount of the transaction will be of approximately $61.0.

Business acquisition

On October 5, 2006, the Company signed agreements with Shell Oil Products US and its affiliate, Motiva Enterprises LLC, to purchase a network of 236 stores operating under the Shell banner in the regions of Bâton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 175 are company-operated, 49 are operated by independent store operators and 12 have a motor fuel supply agreement. The transaction amount will be determined on closing.

12. SUBSEQUENT EVENT

On October 30, 2006, the Company purchased, from Sparky’s Oil Company, 24 Company-operated stores operating under the Sparky’s banner in the West Central Florida, United States.